SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Thomas Dykstra

311 South Wacker Drive, Suite 4990

Chicago, Illinois 60606

312-896-1717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event which Requires Filing of this Statement)

*	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 448579102	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of P.G. Nicholas Trust M.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 802,670*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 802,670*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 802,670*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.5%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons and other Separately Filing Group Members on May 10, 2013 (the “Repurchase”), assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 161,448,694 shares of Common Stock outstanding as of April 26, 2013, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.7% of the total voting power of the Common Stock as of April 26, 2013, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, which is comprised of 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, each as adjusted to account for the Repurchase, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nicholas J. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,682*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,682*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,682*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as adjusted to account for the Repurchase, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 161,448,694 shares of Common Stock outstanding as of April 26, 2013, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.0% of the total voting power of the Common Stock as of April 26, 2013, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, which is comprised of 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, each as adjusted to account for the Repurchase, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lawrence I. Richman, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 586,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 586,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as adjusted to account for the Repurchase, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 161,448,694 shares of Common Stock outstanding as of April 26, 2013, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.5% of the total voting power of the Common Stock as of April 26, 2013, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, which is comprised of 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, each as adjusted to account for the Repurchase, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 13 Pages

EXPLANATORY NOTE: This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 20, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on January 5, 2012 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 17, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 17, 2012 (“Amendment No. 7”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

On June 4, 2012, Nicholas J. Pritzker transferred 1,006,675 shares of Class B Common Stock (the “GRAT Shares”) directly held by him to NJP 2012 Annuity Trust, a grantor retained annuity trust of which he is the sole trustee and the sole beneficiary (the “Transfer”). No consideration was paid in connection with the Transfer and the Transfer constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by NJP 2012 Annuity Trust remained shares of Class B Common Stock following the change of ownership.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 10, 2013, Lawrence I. Richman, not individually, but solely as trustee of the trusts listed on Appendix A-2 hereto (the “Selling Trusts”), sold an aggregate of 102,460 shares of Class B Common Stock to the Issuer pursuant to a Purchase and Sale Agreement dated May 10, 2013, at a price of $41.4678 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ending May 9, 2013 as reported by Bloomberg, for an aggregate price of approximately $4,248,791 (the “First May 2013 Sale”).

CUSIP No. 448579102	13D	Page 6 of 13 Pages

On May 10, 2013, Nicholas J. Pritzker, not individually, but solely as trustee of NJP 2012 Annuity Trust, sold an aggregate of 1,006,675 shares of Class B Common Stock to the Issuer pursuant to a Purchase and Sale Agreement dated May 10, 2013, at a price of $41.4678 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ending May 9, 2013 as reported by Bloomberg, for an aggregate price of approximately $41,744,598 (the “Second May 2013 Sale,” and together with the First May 2013 Sale, the “May 2013 Sales”).

In connection with the May 2013 Sales, the Independent (as defined in the GHA (as defined below)) directors of the Issuer’s board of directors waived the sale limitations under the Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, as amended from time to time, among the parties thereto (the “GHA”). Absent a further waiver from the Independent directors of the Issuer’s board of directors, the Nicholas J. Pritzker “beneficiary group” will not be permitted to sell any additional shares of common stock during the 12-month period ending November 4, 2013 under the sale limitations included under the GHA.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,409,437 shares of Class A Common Stock, issuable upon conversion of 1,409,437 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 1.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 0.9% of the total number of shares of Common Stock outstanding and 1.2% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 8 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 8 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds and Forms 4 filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 7 of 13 Pages

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) The May 2013 Sales were completed on May 10, 2013.

Item 5(e) of the Schedule 13D is amended and supplemented as follows:

(e) As a result of the First May 2013 Sale, the Selling Trusts no longer own any Class B Common Stock, may no longer be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and will no longer be required to file a Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The First May 2013 Sale was made pursuant to a Purchase and Sale Agreement, dated as of May 10, 2013, by and between Lawrence I. Richman, as trustee of the Selling Trusts, and the Issuer (the “Richman Purchase Agreement”). The Second May 2013 Sale was made pursuant to a Purchase and Sale Agreement, dated as of May 10, 2013, by and between Nicholas J. Pritzker, as trustee of NJP 2012 Annuity Trust, and the Issuer (the “Pritzker Purchase Agreement,” and together with the Richman Purchase Agreement, the “Purchase Agreements”). Under the terms of the Purchase Agreements, the selling parties each agreed to sell their shares of Class B Common Stock to the Issuer at a price of $41.4678 per share. The Purchase Agreements contain customary representations and warranties of the parties relating to ownership of the shares of Class B Common Stock being transferred and the ability of the parties to consummate the transaction. The foregoing description of the Purchase Agreements is qualified in its entirety by reference to the text of Exhibit 7 and Exhibit 8 hereto, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 7	Purchase and Sale Agreement, dated as of May 10, 2013, between Hyatt Hotels Corporation and Lawrence I. Richman, solely in his capacity as trustee of certain trusts for the benefit of Nicholas J. Pritzker and certain of his lineal descendants (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on May 10, 2013)

Exhibit 8	Purchase and Sale Agreement, dated as of May 10, 2013, between Hyatt Hotels Corporation and Nicholas J. Pritzker, solely in his capacity as trustee of a trust for the benefit of Nicholas J. Pritzker (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on May 10, 2013)

CUSIP No. 448579102	13D	Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of P.G. Nicholas Trust M

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

/s/ Lawrence I. Richman
Lawrence I. Richman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1

[Signature Page to Amendment No. 8 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 13 Pages

Appendix A-1

Second Universe Trust

N.F.P. QSST Trust No. 21

R.A. Trust #25

Chiloquin Trust – Oregon Trust #41

Coburg Trust – Oregon Trust #42

Condon Trust – Oregon Trust #43

Dayton Trust – Oregon Trust #44

Dillard Trust – Oregon Trust #45

Dundee Trust – Oregon Trust #46

Dunes Trust – Oregon Trust #47

Elmira Trust – Oregon Trust #48

Oakland Trust – Oregon Trust #201

Oceanside Trust – Oregon Trust #202

Odell Trust – Oregon Trust #203

Olney Trust – Oregon Trust #204

Ophir Trust – Oregon Trust #205

Orenco Trust – Oregon Trust #206

Orient Trust – Oregon Trust #207

Oxbow Trust – Oregon Trust #208

CUSIP No. 448579102	13D	Page 10 of 13 Pages

Appendix A-2

Selling Trusts

Name of Trust	Number of Subject Shares to be Sold
N F P QSST Trust #21	2,960
Chiloquin Trust – Oregon Trust #41	6,219
Coburg Trust – Oregon Trust #42	6,219
Condon Trust – Oregon Trust #43	6,219
Dayton Trust – Oregon Trust #44	6,219
Dillard Trust – Oregon Trust #45	6,219
Dundee Trust – Oregon Trust #46	6,219
Dunes Trust – Oregon Trust #47	6,218
Elmira Trust – Oregon Trust #48	6,218
Oakland Trust – Oregon Trust #201	6,219
Oceanside Trust – Oregon Trust #202	6,219
Odell Trust – Oregon Trust #203	6,219
Olney Trust – Oregon Trust #204	6,219
Ophir Trust – Oregon Trust #205	6,219
Orenco Trust – Oregon Trust #206	6,219
Orient Trust – Oregon Trust #207	6,218
Oxbow Trust – Oregon Trust #208	6,218

Total	102,460

CUSIP No. 448579102	13D	Page 11 of 13 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of P.G. Nicholas Trust M	—	—	802,670	0.7%	0.5%	0.7%
Nicholas J. Pritzker	—	—	20,682	0.0%	0.0%	0.0%
Lawrence I. Richman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1	—	—	586,085	0.5%	0.4%	0.5%

[1]	All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons and other Separately Filing Group Members on May 10, 2013, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,014,352 shares of the Class A Common Stock outstanding as of April 26, 2013, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 26, 2013, which is comprised of 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, each as adjusted, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 13 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	3,059,062	2.7%	1.9%	2.6%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	—	—	21,696,202	19.0%	13.6%	18.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.2%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	3,470,792	3.0%	2.2%	2.9%
Trustees of the John A. Pritzker Family Trusts[10]	—		—	—	—	—
Trustees of the Linda Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—	8,584,104	7.5%	5.4%	7.2%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	11,367	*	10,018,946	8.8%	6.3%	8.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—		10,001,457	8.8%	6.3%	8.4%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	6,186,817	5.4%	3.9%	5.2%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	18,345,937	16.1%	11.5%	15.5%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	6,051,483	5.3%	3.8%	5.1%
Pritzker Family Group Totals	19,837	*	88,824,237	78.0%	55.5%	74.9%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons and other Separately Filing Group Members on May 10, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,014,352 shares of the Class A Common Stock outstanding as of April 26, 2013, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,780 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,705 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 13 of 13 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.